

02005563

K9 2/26/02

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-26042

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTM FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul F. Nolan 617-345-5837

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen, LLP

(Name — *if individual, state last, first, middle name*)

225 Franklin Street, Boston, MA 02110

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant ;
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CH

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, John King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTM Financial Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

John F. King
Signature

President
Title

Barbara Brady
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Exemptive Provision under Sec Rule 15c 3-3
- X (p) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTM FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2001

together with

AUDITORS' REPORT

CONTENTS


ANDERSEN

Report of Independent Public Accountants

To the Shareholder of
BTM Financial Services, Inc.:

We have audited the accompanying statement of financial condition of BTM Financial Services, Inc. (a wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi Trust Company) (the Company) as of December 31, 2001, and the related statements of income and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTM Financial Services, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Boston, Massachusetts
January 22, 2002

BTM FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2001

ASSETS

Cash and cash equivalents	$	8,310,805
Advances to affiliate		3,693,729
Other assets:		
Deferred tax asset		105,957
Fees receivable		4,460,800
		4,566,757
Total Assets	$	16,571,291

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Income taxes payable	$	18,290
Due to affiliates		4,589,550
Total Liabilities		4,607,840
Shareholder's Equity:		
Common stock $1 par value; 250,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		8,182,798
Retained earnings		3,779,653
Total Shareholder's Equity		11,963,451
Total Liabilities and Shareholder's Equity	$	16,571,291

The accompanying notes are an integral part of these financial statements.

BTM FINANCIAL SERVICES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

For The Year Ended December 31, 2001

Income:		
Placement and structuring fees	$	27,390,657
Interest income		518,426
		27,909,083
Expenses:		
Management fees to affiliate		27,336,907
Referral fees to affiliates		53,750
Association dues		17,303
Other		3,407
		27,411,367
Income before income tax expense		497,716
Income tax expense		223,720
Net income	$	273,996
Retained earnings, December 31, 2000	$	3,505,657
Retained earnings, December 31, 2001	$	3,779,653

The accompanying notes are an integral part of these financial statements.

BTM FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2001

Cash flows from operating activities:		
Net income	$	273,996
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease in advances receivable from affiliate		2,328,604
Decrease in deferred tax asset		188,913
Increase in fees receivable		(3,160,149)
Decrease in income taxes payable		(319,022)
Increase in accounts payable, other liabilities and due to affiliates		2,489,361
Decrease in deferred fees		(570,267)
Net cash provided by operating activities		1,231,436
Cash and cash equivalents at December 31, 2000		7,079,369
Cash and cash equivalents at December 31, 2001	$	8,310,805

The accompanying notes are an integral part of these financial statements.

BTM FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1. Description of Activities

BTM Financial Services, Inc. (the Company) is a subsidiary of The Bank of Tokyo-Mitsubishi Trust Company (the Parent Company), which in turn is a subsidiary of The Bank of Tokyo-Mitsubishi, Ltd. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in debt and equity lease placement and syndication activities and provides related consulting services to third-party investors in the areas of transaction structuring, credit analysis and project financing. The Parent Company or an affiliate company may participate on a debt or equity basis in these lease transactions.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998 and establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and for hedging activities) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as amended, requires that changes in the derivative's fair value be recognized currently in earnings, unless specific hedging accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statements of income and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. In the opinion of management, the adoption of this new standard does not have a material impact on the Company's financial position or results of operations.

Placement fees are recognized as income in the period in which services are rendered. Structuring fees, which are contingent upon the successful completion of a placement transaction, are recognized in the period in which the related placement transaction is closed.

The Company has defined cash and cash equivalents in the statement of cash flows as cash and short term investments with maturities of less than three months.

During 2001, one customer accounted for $4,225,000, or 15%, of total revenues.

3. Transactions with Affiliates

Management fees are assessed by BTM Capital Corporation (BTMCC), an affiliate of the Company, in consideration of administrative and professional services provided and in reimbursement of operating costs incurred by BTMCC. They are assessed in an amount of 100% of the placement and structuring fee income earned by the Company.

Advances to affiliate of $3,693,729 consist of amounts due on demand from an affiliated company with interest paid monthly. Interest income on the advances to an affiliate company, computed at a Libor-based rate (2.06% at December 31, 2001) amounted to $424,318 for the year ended December 31, 2001.

Commencing in 2001, the Company pays customer referral fees to the North American branch offices of the Parent Company. At December 31, 2001, Due to Affiliates included $4,535,800 for management fees due to BTMCC and $53,750 for customer referral fees to due to a branch office of the Parent Company.

BTM FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

4. Income Taxes

The Company files a consolidated federal income tax return with its Parent Company. The Company provides for federal and state income taxes as if it were a stand-alone company for federal and state income tax reporting purposes. At December 31, 2001, the Company had a $17,290 tax payable due to the Parent Company. This amount is included in income taxes payable.

The current and deferred portions of the income tax expense are:

	For the Year Ended December 31,
Dollars in thousands	**2001**
Current provision:	
Federal	**$5,906**
State	**22,008**
	27,914
Deferred provision:	
Federal	**141,631**
State	**54,175**
	195,806
Income tax expense	**$223,720**

Deferred taxes are determined based on the estimated future tax effects of the differences between the financial statements and the tax basis of assets and liabilities given the provisions of enacted tax laws. The primary timing difference is associated with fee income recognition.

5. Net Capital Requirements and Reserve Requirements

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. Those requirements prohibit a broker-dealer from engaging in any securities transactions at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined, or (b) its net capital is less than $5,000. At December 31, 2001, the Company's net capital and minimum required net capital were $3,702,965 and $307,189 respectively, and its ratio of aggregate indebtedness to net capital was approximately 1.24 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and accordingly is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

6. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the accompanying statement of financial condition, for which it is practical to estimate that value. Management believes that the carrying amounts of assets and liabilities on the accompanying statement of condition approximate their fair value.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			11,963,451 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			11,963,451 [3500]
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
B. Other (deductions) or allowable credits (List)	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5. Total capital and allowable subordinated liabilities			11,963,451 [3530]
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition		8,260,486 [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	-8,260,486 [3620]
7. Other additions and/or credits (List)	[3630A]	[3630B]	
	[3630C]	[3630D]	

The accompanying note to supplementary schedules is an integral part of this schedule.

	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			3,702,965 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			3,702,965 [3750]

The accompanying note to supplementary schedules is an integral part of this schedule.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	307,189 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	+ 5,000
13. Net capital requirement (greater of line 11 or 12)	307,189 [3760]
14. Excess net capital (line 10 less 13)	3,395,776 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	3,242,181 [3780]

The accompanying note to supplementary schedules is an integral part of this schedule.

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			4,607,840 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			4,607,840 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			124% [3850]

The accompanying note to supplementary schedules is an integral part of this schedule.

BTM FINANCIAL SERVICES, INC.

COMPUTATION OF NONALLOWABLE ASSETS

December 31, 2001

Advances to affiliates	$3,693,729
Other assets	4,566,757
	$8,260,486

The accompanying notes are an integral part of these financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]

(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]

(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]

(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580

(3)--Exempted by order of the Commission

In the opinion of management, the company has complied with the exemptive provisions of rule 15c3-3 for the year ended December 31,2001.

The accompanying note to supplementary schedules is an integral part of this schedule.

BTM FINANCIAL SERVICES, INC.

NOTE TO SUPPLEMENTARY SCHEDULES

December 31, 2001

No material differences exist between the audited Schedules I and II and the corresponding schedules included in the unaudited December 31, 2001 Form X-17A-5 Part IIA filing, as amended.



Report of Independent Public Accountants

To the Shareholder of
BTM Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of BTM Financial Services, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practice and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons;

(2) Recordation of differences required by rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Boston, Massachusetts
January 22, 2002